Pop Culture Group Co., Ltd

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Alyssa Wall
Donald Field

November 16, 2022

Re:	Pop Culture Group Co., Ltd
Registration Statement on Form F-3, as amended (File No. 333-266130)
Initially Filed July 14, 2022

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pop Culture Group Co., Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:00 p.m. ET on November 18, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Zhuoqin Huang
Name: Zhuoqin Huang
Title: Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC